SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2011

Commission File Number: 1-07294

KUBOTA CORPORATION

(Translation of registrant’s name into English)

2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F :

Form 20-F       X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) :

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Results of operations for the three months ended June 30,2011 (Tuesday, August 2, 2011)

Contact:
IR Group
Kubota Corporation
2-47, Shikitsuhigashi 1-chome,
Naniwa-ku, Osaka 556-8601, Japan
Phone	: +81-6-6648-2645
Facsimile	: +81-6-6648-2632

FOR IMMEDIATE RELEASE (TUESDAY, AUGUST 2, 2011)

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED

JUNE 30, 2011 REPORTED BY KUBOTA CORPORATION

OSAKA, JAPAN, August 2, 2011 — Kubota Corporation reported its consolidated results for the three months ended June 30, 2011 today.

Consolidated Financial Highlights

1. Consolidated results of operations for the three months ended June 30, 2011

(1) Results of operations	(In millions of yen except per common share amounts)
	Three months ended Jun. 30, 2011	Change [%]	Three months ended Jun. 30, 2010	Change [%]
Revenues	¥215,082	8.0	¥199,227	2.0
Operating income	¥21,910	20.9	¥18,116	76.3
Income before income taxes and equity in net income of affiliated companies	¥23,006	18.5	¥19,419	80.7
Net income attributable to Kubota Corporation	¥13,611	26.6	¥10,750	93.4
Net income attributable to Kubota Corporation per common share
Basic	¥10.70		¥8.45
Diluted	—		—

Notes:

1.	Change[%] represents percentage change from the corresponding period in the prior year.
2.	Comprehensive income for the three months ended June 30, 2011 and 2010 were ¥20,639 million [257.9%] and ¥5,767 million [(81.7%)], respectively.

(2) Financial position	(In millions of yen except per common share amounts)
	Jun. 30, 2011	Jun. 30, 2010
Total assets	¥1,375,267	¥1,356,852
Equity	¥693,035	¥681,361
Kubota Corporation shareholders’ equity	¥643,961	¥634,885
Ratio of Kubota Corporation shareholders’ equity to total assets	46.8%	46.8%

2. Cash dividends

	(In yen)
	Cash dividends per common share
	Interim	Year end	Total
Year ended March 31, 2011	¥7.00	¥7.00	¥14.00
Year ending March 31, 2012	Undecided	Undecided	Undecided

Note:

Although the Company’s basic policy for the return of profit to shareholders is to maintain stable dividends or raise dividends, specific amount of cash dividends for each fiscal year is decided in consideration of the development of business performance, financial conditions and payout ratio including share buybacks. Specific amount of cash dividends for the year ending March 31, 2012 is not decided at this time and the Company will inform the amount as soon as a decision is made.

Kubota Corporation

and Subsidiaries

3. Anticipated results of operations for the year ending March 31, 2012

	(In millions of yen except per common share amounts)
	Six months ending Sep. 30, 2011	Change [%]	Year ending Mar. 31, 2012	Change [%]
Revenues	¥466,000	3.8	¥1,000,000	7.1
Operating income	¥45,000	4.2	¥100,000	16.1
Income before income taxes and equity in net income of affiliated companies	¥45,000	4.6	¥100,000	9.5
Net income attributable to Kubota Corporation	¥27,000	5.0	¥60,000	9.4
Net income attributable to Kubota Corporation per common share	¥21.23		¥47.18

Note :

Change[%] represents percentage change from the corresponding period in the prior year.

4. Other information

(1)	Changes in material subsidiaries: No

(2)	Adoption of simplified accounting procedures or specific accounting procedures for consolidated quarterly financial statements: Yes

Please refer to “2. Other information” on page 6.

(3)	Accounting changes for consolidated financial statements

a)    Changes due to the revision of accounting standards: Yes

b)    Changes in matters other than a) above: No

Please refer to “2. Other information” on page 6.

(4)	Number of shares outstanding including treasury stock as of June 30, 2011	:	1,285,919,180
	Number of shares outstanding including treasury stock as of March 31, 2011	:	1,285,919,180
	Number of treasury stock as of June 30, 2011	:	14,210,613
	Number of treasury stock as of March 31, 2011	:	14,206,633
	Weighted average number of shares outstanding during the three months ended June 30, 2011	:	1,271,709,930
	Weighted average number of shares outstanding during the three months ended June 30, 2010	:	1,271,821,378

(*Information on status of the quarterly review by the independent auditor)

This release is not reviewed or audited in accordance with Financial Instruments and Exchange Law of Japan by the independent auditor because this release is not subject to the quarterly review. As of the date of this release, the Company's consolidated financial statements for the three months ended June 30, 2011 are under procedure of the quarterly review.

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company's markets, particularly government agricultural policies, levels of capital expenditures both in public and private sectors, foreign currency exchange rates, the occurrence of natural disasters, continued competitive pricing pressures in the marketplace, as well as the Company's ability to continue to gain acceptance of its products.

Kubota Corporation

and Subsidiaries

Kubota Corporation

and Subsidiaries

1. Review of operations and financial condition

(1)Summary of the results of operations for the three months under review

For the three months ended June 30, 2011, revenues of Kubota Corporation and subsidiaries (hereinafter, the “Company”) increased ¥15.9 billion [8.0%], to ¥215.1 billion from the corresponding period in the prior year.

Domestic revenues increased ¥1.2 billion [1.2%], to ¥99.8 billion, due to increases in revenues in Water & Environment Systems and Other, while revenues in Farm & Industrial Machinery and Social Infrastructure decreased. Overseas revenues increased ¥14.7 billion [14.6%], to ¥115.3 billion due to a large increase of revenues in Farm & Industrial Machinery while revenues in Water & Environment Systems and Social Infrastructure decreased.

Operating income increased ¥3.8 billion [20.9%], to ¥21.9 billion from the corresponding period in the prior year, due to an increase in overseas revenues in Farm & Industrial Machinery and progressing cost reduction. Income before income taxes and equity in net income of affiliated companies increased ¥3.6 billion [18.5%], to ¥23.0 billion. Income taxes were ¥8.2 billion [representing an effective tax rate of 35.7%], and net income increased ¥2.8 billion [22.9%], to ¥15.0 billion. Net income attributable to Kubota Corporation increased ¥2.9 billion [26.6%], to ¥13.6 billion from the corresponding period in the prior year.

Revenues from external customers and operating income by each reporting segment are as follows.

1) Farm & Industrial Machinery

Farm & Industrial Machinery comprises farm equipment, engines and construction machinery.

Revenues in this segment increased 10.5%, to ¥163.5 billion from the corresponding period in the prior year, comprising 76.0 % of consolidated revenues.

Domestic revenues decreased 1.2%, to ¥53.8 billion. Sales of construction machinery and engines increased due to recovery in demand. However, sales of farm equipment decreased due to sales declines in the suffered area of the Great East Japan Earthquake and stagnation of investment for farm equipment affected by economic sluggishness.

Overseas revenues increased 17.3%, to ¥109.8 billion. In North America, sales of tractors and engines increased affected by upturn of demand and sales of construction machinery substantially increased due to recovery in demand and effect of launching a new product. In Europe, sales of construction machinery and engines largely increased due to brisk demand. In Asia outside Japan, sales of construction machinery increased largely while sales of farm equipment decreased due to sales declines of combine harvesters and rice transplanters.

Operating income in Farm & Industrial Machinery increased 14.1%, to ¥24.3 billion due to increased overseas revenues and cost reductions.

2) Water & Environment Systems

Water & Environment Systems comprises pipe-related products (ductile iron pipes, plastic pipes, valves, and other products) and environment-related products (environmental plants, pumps and other products).

Revenues in this segment were ¥30.7 billion, the same amount as the corresponding period in the prior year, comprising 14.3 % of consolidated revenues.

Domestic revenues increased 4.2%, to ¥28.8 billion. In pipe-related products, sales of plastic pipes and valves increased. Sales of all environment-related products increased led by an increase in sales of pumps. Overseas revenues decreased 38.0%, to ¥1.9 billion, due to sales declines of ductile iron pipes and pumps, while sales of submerged membrane systems increased.

Operating income in Water & Environment Systems increased to ¥0.8 billion due to improvement of profitability.

Kubota Corporation

and Subsidiaries

3) Social Infrastructure

Social Infrastructure comprises industrial castings, spiral welded steel pipes, vending machines, electronic equipped machinery, and air-conditioning equipment.

Revenues in this segment decreased 3.5%, to ¥14.5 billion from the corresponding period in the prior year, comprising 6.8% of consolidated revenues.

Domestic revenues decreased 1.1%, to ¥11.0 billion. Although sales of electronic equipped machinery and air-conditioning equipment increased, sales of industrial castings, spiral welded steel pipes and vending machines decreased from the corresponding period in the prior year. Overseas revenues decreased 10.4%, to ¥3.5 billion due to the sales decline of industrial castings.

Operating income in Social Infrastructure increased 4.0%, to ¥0.5 billion mainly due to cost reduction.

4) Other

Other comprises construction, services and other businesses.

Revenues in this segment increased 16.0%, to ¥6.3 billion from the corresponding period in the prior year, comprising 2.9% of consolidated revenues. Although sales of construction decreased, sales of services and other businesses increased.

Operating income in Other increased 43.0%, to ¥0.4 billion.

(2) Financial condition

1) Assets, liabilities and equity

Total assets at the end of June 2011 amounted to ¥1,375.3 billion, an increase of ¥18.4 billion from the end of March 2011. As for Assets, current assets increased mainly due to increases of inventories. Long-term finance receivables also increased.

As for liabilities, long-term debt increased. Equity increased due to steadily recorded net income and improvement in accumulated other comprehensive loss. Shareholders’ equity ratio was 46.8%, the same percentage points as the prior year end.

2) Cash flows

Net cash provided by operating activities during the three months under review was ¥1.1 billion, a decrease of ¥2.6 billion of cash inflow from the corresponding period in the prior year. This decrease was mainly due to a decline of cash inflow from changes in working capital.

Net cash used in investing activities was ¥10.6 billion, an increase of ¥7.0 billion of cash outflow from the corresponding period in the prior year. This increase was mainly due to an increase of finance receivables.

Net cash provided by financing activities was ¥5.4 billion, an increase of ¥15.4 billion of cash inflow from the corresponding period in the prior year. This increase was mainly due to an increase of fund raising.

As a result, including the effect of exchange rate changes, cash and cash equivalents at the end of June 2011 was ¥102.2 billion, a decrease of ¥3.1 billion from the beginning of the period.

Kubota Corporation

and Subsidiaries

(3) Prospect for the year ending March 31, 2012

The forecasts of the anticipated results of operations for the year ending March 31, 2012, which were announced on June 20, 2011, remain unchanged.

The Company forecasts consolidated revenues of ¥1,000.0 billion for the year ending March 31, 2012, ¥66.3 billion higher than the prior year. Domestic revenues are forecast to increase due to increase in revenues in all segments, centering on Water & Environment Systems. Overseas revenues are forecast to increase substantially because revenues in Farm & Industrial Machinery are expected to increase continuously, and revenues in Water & environment Systems and Social Infrastructure are also expected to increase.

The Company forecasts operating income of ¥100.0 billion, an increase of ¥13.9 billion from the prior year, mainly due to an increase in revenues. The Company expects income before income taxes and equity in net income of affiliated companies to be ¥100.0 billion, an increase of ¥8.7 billion from the prior year. Net income attributable to Kubota Corporation is forecast to be ¥60.0 billion, an increase of ¥5.2 billion from the prior year. (The forecasts are based on the assumption of exchange rates of ¥81=US$1 and ¥115=1Euro, respectively.)

2. Other information

(1) Changes in material subsidiaries

None

(2) Adoption of simplified accounting procedures or specific accounting procedures for consolidated quarterly financial statements

Income tax expense for the three months ended June 30, 2011 was calculated using reasonably estimated annual effective tax rate for this fiscal year.

(3) Accounting changes for consolidated financial statements

The Company adopted a new accounting standard related to revenue recognition for multiple-deliverable arrangements from April 1, 2011. This standard requires that arrangement consideration be allocated to all deliverables using a selling price or estimated selling price and eliminates the residual method of allocation. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

Kubota Corporation

and Subsidiaries

3. Consolidated financial statements

(1) Consolidated balance sheets

Assets	(In millions of yen)
	Jun. 30, 2011		Mar. 31, 2011		Change	Jun. 30, 2010
	Amount	%	Amount	%	Amount	Amount	%
Current assets:
Cash and cash equivalents	102,220		105,293		(3,073)	101,405
Notes and accounts receivable	343,857		353,608		(9,751)	350,776
Short-term finance receivables-net	103,549		100,437		3,112	104,520
Inventories	191,609		174,217		17,392	184,009
Other current assets	48,210		43,649		4,561	60,253

Total current assets	789,445	57.4	777,204	57.3	12,241	800,963	57.8

Investments and long-term finance receivables	321,634	23.4	316,896	23.4	4,738	314,519	22.7

Property, plant, and equipment	216,147	15.7	217,358	16.0	(1,211)	219,645	15.9

Other assets	48,041	3.5	45,394	3.3	2,647	50,165	3.6

Total	1,375,267	100.0	1,356,852	100.0	18,415	1,385,292	100.0

Liabilities and Equity	(In millions of yen)
	Jun. 30, 2011		Mar. 31, 2011		Change	Jun. 30, 2010
	Amount	%	Amount	%	Amount	Amount	%
Current liabilities:
Short-term borrowings	74,899		76,642		(1,743)	88,351
Notes and accounts payable	159,490		164,803		(5,313)	154,066
Other current liabilities	103,347		108,127		(4,780)	102,875
Current portion of long-term debt	95,500		85,556		9,944	70,832

Total current liabilities	433,236	31.5	435,128	32.1	(1,892)	416,124	30.1

Long-term liabilities:
Long-term debt	203,713		191,760		11,953	248,150
Accrued retirement and pension costs	33,075		35,285		(2,210)	37,910
Other long-term liabilities	12,208		13,318		(1,110)	12,146

Total long-term liabilities	248,996	18.1	240,363	17.7	8,633	298,206	21.5

Equity:
Kubota Corporation shareholders’ equity:
Common stock	84,070		84,070		—	84,070
Capital surplus	89,140		89,140		—	89,241
Legal reserve	19,539		19,539		—	19,539
Retained earnings	521,564		516,858		4,706	481,692
Accumulated other comprehensive loss	(61,008)		(65,381)		4,373	(41,356)
Treasury stock	(9,344)		(9,341)		(3)	(9,287)

Total Kubota Corporation shareholders’ equity	643,961	46.8	634,885	46.8	9,076	623,899	45.0
Noncontrolling interests	49,074	3.6	46,476	3.4	2,598	47,063	3.4

Total equity	693,035	50.4	681,361	50.2	11,674	670,962	48.4

Total	1,375,267	100.0	1,356,852	100.0	18,415	1,385,292	100.0

Kubota Corporation

and Subsidiaries

(2) Consolidated statements of income

	(In millions of yen)
	Three months ended Jun. 30, 2011		Three months ended Jun. 30, 2010		Change		Year ended Mar. 31, 2011
	Amount	%	Amount	%	Amount	%	Amount	%

Revenues	215,082	100.0	199,227	100.0	15,855	8.0	933,685	100.0
Cost of revenues	155,054	72.1	142,838	71.7	12,216	8.6	678,653	72.7
Selling, general, and administrative expenses	37,508	17.4	38,184	19.2	(676)	(1.8)	165,407	17.7
Other operating expenses	610	0.3	89	0.0	521	585.4	3,514	0.4

Operating income	21,910	10.2	18,116	9.1	3,794	20.9	86,111	9.2

Other income (expenses):
Interest and dividend income	1,510		1,552		(42)		3,429
Interest expense	(373)		(458)		85		(1,632)
Gain on sales of securities-net	—		1		(1)		4,845
Valuation loss on other investments	(5)		(8)		3		(1,758)
Gain on nonmonetary exchange of securities	—		2,774		(2,774)		2,774
Foreign exchange loss -net	(428)		(1,317)		889		(1,640)
Other-net	392		(1,241)		1,633		(829)

Other income (expenses), net	1,096		1,303		(207)		5,189

Income before income taxes and equity in net income of affiliated companies	23,006	10.7	19,419	9.7	3,587	18.5	91,300	9.8

Income taxes	8,218		7,217		1,001		30,684

Equity in net income of affiliated companies	232		21		211		492

Net income	15,020	7.0	12,223	6.1	2,797	22.9	61,108	6.5

Less: Net income attributable to noncontrolling interests	1,409		1,473		(64)		6,286

Net income attributable to Kubota Corporation	13,611	6.3	10,750	5.4	2,861	26.6	54,822	5.9

Net income attributable to Kubota Corporation per common share

	(In yen)

Basic	10.70		8.45				43.11

Kubota Corporation

and Subsidiaries

(3) Consolidated statements of comprehensive income

	(In millions of yen)
	Three months ended Jun. 30, 2011	Three months ended Jun. 30, 2010	Change
Net income	15,020	12,223	2,797

Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	8,161	2,892	5,269
Unrealized losses on securities	(2,479)	(9,373)	6,894
Unrealized gains on derivatives	19	96	(77)
Pension liability adjustments	(82)	(71)	(11)

Other comprehensive income (loss)	5,619	(6,456)	12,075

Comprehensive income	20,639	5,767	14,872
Less: Comprehensive income attributable to noncontrolling interests	2,655	1,882	773

Comprehensive income attributable to Kubota Corporation	17,984	3,885	14,099

Kubota Corporation

and Subsidiaries

(4) Consolidated statements of cash flows

	(In millions of yen)
	Three months ended Jun. 30, 2011	Three months ended Jun. 30, 2010	Change
Operating activities:
Net income	15,020	12,223
Depreciation and amortization	5,588	6,590
Gain on nonmonetary exchange of securities	—	(2,774)
Deferred income taxes	2,340	3,524
Decrease in notes and accounts receivable	10,448	21,259
Increase in inventories	(13,758)	(11,796)
Increase in other current assets	(5,542)	(1,512)
Decrease in trade notes and accounts payable	(6,291)	(4,308)
Decrease in income taxes payable	(808)	(18,325)
Decrease in other current liabilities	(3,748)	(1,737)
Decrease in accrued retirement and pension costs	(2,330)	(2,390)
Other	135	2,945

Net cash provided by operating activities	1,054	3,699	(2,645)

Investing activities:
Purchases of fixed assets	(5,041)	(5,153)
Proceeds from sales of property, plant, and equipment	37	438
Increase in finance receivables	(39,828)	(35,444)
Collection of finance receivables	36,318	36,134
Net (increase) decrease in time deposits	(837)	465
Other	(1,238)	(18)

Net cash used in investing activities	(10,589)	(3,578)	(7,011)

Financing activities:
Proceeds from issuance of long-term debt	29,896	21,007
Repayments of long-term debt	(12,147)	(18,573)
Net decrease in short-term borrowings	(3,686)	(6,020)
Cash dividends	(8,905)	(6,361)
Purchases of treasury stock	(3)	(11)
Other	243	(37)

Net cash provided by (used in) financing activities	5,398	(9,995)	15,393

Effect of exchange rate changes on cash and cash equivalents	1,064	(149)	1,213

Net decrease in cash and cash equivalents	(3,073)	(10,023)
Cash and cash equivalents at beginning of period	105,293	111,428

Cash and cash equivalents at end of period	102,220	101,405	815

(5) Notes to assumption for going concern

None

Kubota Corporation

and Subsidiaries

(6) Consolidated segment information

1) Reporting segments

Three months ended June 30, 2011	(In millions of yen)
	Farm & Industrial Machinery	Water & Environment Systems	Social Infrastructure	Other	Adjustments	Consolidated
Revenues
External customers	163,516	30,719	14,522	6,325	—	215,082
Intersegment	12	177	544	4,312	(5,045)	—

Total	163,528	30,896	15,066	10,637	(5,045)	215,082

Operating income	24,275	760	522	432	(4,079)	21,910

Three months ended June 30, 2010	(In millions of yen)
	Farm & Industrial Machinery	Water & Environment Systems	Social Infrastructure	Other	Adjustments	Consolidated
Revenues
External customers	148,004	30,721	15,050	5,452	—	199,227
Intersegment	10	271	548	2,722	(3,551)	—

Total	148,014	30,992	15,598	8,174	(3,551)	199,227

Operating income	21,283	77	502	302	(4,048)	18,116

Notes:

1. The amounts in “Adjustments” include the eliminations of intersegment transactions and the unallocated corporate expenses.

2. The aggregated amounts of operating income equal to those in the consolidated statements of income, and please refer to the consolidated statements of income for the reconciliation of operating income to income before income taxes and equity in net income of affiliated companies.

3. Intersegment revenues are recorded at arm’s length prices.

2) Geographic segments

Information for revenues from external customers by destination	(In millions of yen)
	Three months ended Jun. 30, 2011	Three months ended Jun. 30, 2010
Japan	99,794	98,635
North America	46,845	35,428
Europe	23,258	19,203
Asia Outside Japan	37,936	38,518
Other Areas	7,249	7,443

Total	215,082	199,227

Notes:

1. Revenues from North America include those from the United States of ¥39,239 million and ¥28,225 million for the three months ended June 30, 2011 and 2010, respectively.

2. There is no single customer, revenues from whom exceed 10% of total consolidated revenues of the Company.

Kubota Corporation

and Subsidiaries

(7) Consolidated statements of changes in equity

	(In millions of yen)
	Shares of common stock outstanding (thousands)	Kubota Corporation shareholders’ equity						Non- controlling interests	Total equity
		Common stock	Capital surplus	Legal reserve	Retained earnings	Accumulated other comprehensive loss	Treasury stock
Balance at March 31, 2011	1,271,713	84,070	89,140	19,539	516,858	(65,381)	(9,341)	46,476	681,361

Net income					13,611			1,409	15,020
Other comprehensive income						4,373		1,246	5,619
Cash dividends paid to Kubota Corporation shareholders, ¥7 per common share					(8,905)				(8,905)
Cash dividends paid to noncontrolling interests								(100)	(100)
Purchases and sales of treasury stock	(4)						(3)		(3)
Increase in noncontrolling interests related to contribution								43	43

Balance at June 30, 2011	1,271,709	84,070	89,140	19,539	521,564	(61,008)	(9,344)	49,074	693,035

Kubota Corporation

and Subsidiaries

(8) Consolidated revenues by reporting segment

	(In millions of yen)
	Three months ended Jun. 30, 2011		Three months ended Jun. 30, 2010		Change		Year ended Mar. 31, 2011
	Amount	%	Amount	%	Amount	%	Amount	%
Farm Equipment and Engines	140,175	65.2	132,997	66.8	7,178	5.4	580,671	62.2
Domestic	49,016		50,862		(1,846)	(3.6)	205,676
Overseas	91,159		82,135		9,024	11.0	374,995
Construction Machinery	23,341	10.8	15,007	7.5	8,334	55.5	70,847	7.6
Domestic	4,743		3,571		1,172	32.8	20,710
Overseas	18,598		11,436		7,162	62.6	50,137
Farm & Industrial Machinery	163,516	76.0	148,004	74.3	15,512	10.5	651,518	69.8
Domestic	53,759	25.0	54,433	27.3	(674)	(1.2)	226,386	24.3
Overseas	109,757	51.0	93,571	47.0	16,186	17.3	425,132	45.5
Pipe-Related Products	21,348	9.9	21,747	10.9	(399)	(1.8)	121,836	13.0
Domestic	20,266		19,713		553	2.8	113,584
Overseas	1,082		2,034		(952)	(46.8)	8,252
Environment-Related Products	9,371	4.4	8,974	4.5	397	4.4	70,932	7.6
Domestic	8,551		7,939		612	7.7	65,090
Overseas	820		1,035		(215)	(20.8)	5,842
Water & Environment Systems	30,719	14.3	30,721	15.4	(2)	(0.0)	192,768	20.6
Domestic	28,817	13.4	27,652	13.9	1,165	4.2	178,674	19.1
Overseas	1,902	0.9	3,069	1.5	(1,167)	(38.0)	14,094	1.5
Social Infrastructure	14,522	6.8	15,050	7.6	(528)	(3.5)	60,439	6.5
Domestic	11,016	5.1	11,136	5.6	(120)	(1.1)	44,278	4.8
Overseas	3,506	1.7	3,914	2.0	(408)	(10.4)	16,161	1.7
Other	6,325	2.9	5,452	2.7	873	16.0	28,960	3.1
Domestic	6,202	2.9	5,414	2.7	788	14.6	28,575	3.0
Overseas	123	0.0	38	0.0	85	223.7	385	0.1
Total	215,082	100.0	199,227	100.0	15,855	8.0	933,685	100.0
Domestic	99,794	46.4	98,635	49.5	1,159	1.2	477,913	51.2
Overseas	115,288	53.6	100,592	50.5	14,696	14.6	455,772	48.8

Kubota Corporation

and Subsidiaries

(9) Anticipated consolidated revenues by reporting segment

	(In billions of yen)
	Year ending Mar. 31, 2012		Year ended Mar. 31, 2011		Change
	Amount	%	Amount	%	Amount	%
Domestic	230.0		226.4		3.6	1.6
Overseas	466.0		425.1		40.9	9.6
Farm & Industrial Machinery	696.0	69.6	651.5	69.8	44.5	6.8
Domestic	191.0		178.7		12.3	6.9
Overseas	17.0		14.1		2.9	20.6
Water & Environment Systems	208.0	20.8	192.8	20.6	15.2	7.9
Domestic	46.0		44.3		1.7	3.8
Overseas	20.0		16.2		3.8	23.5
Social Infrastructure	66.0	6.6	60.4	6.5	5.6	9.3
Domestic	30.0		28.6		1.4	4.9
Overseas	—		0.4		(0.4)	(100.0)
Other	30.0	3.0	29.0	3.1	1.0	3.4
Total	1,000.0	100.0	933.7	100.0	66.3	7.1

Domestic	497.0	49.7	477.9	51.2	19.1	4.0
Overseas	503.0	50.3	455.8	48.8	47.2	10.4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KUBOTA CORPORATION

Date: August 2, 2011	By:	/s/ Yoshiyuki Fujita
	Name:	Yoshiyuki Fujita
	Title:	Executive Officer
General Manager of
Global Management Promotion Department